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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _______) *

Little Squaw Gold Mining Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

537522 10 4

(CUSIP Number)

January 27, 2004

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[  ]

Rule 13d-1(d)

CUSIP No. 537522 10 4

1.

Names of Reporting Persons                           Wilbur G. Hallauer

I.R.S. Identification Nos. of above persons (entities only).

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)   X

3.

SEC Use Only

4.

Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 1,500,000 6. Shared Voting Power -0- 7. Sole Dispositive Power 1,500,000 8. Shared Dispositive Power -0-

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,500,000

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See

Instructions)

11.

Percent of Class Represented by Amount in Row (9)                   12.0%

12.

Type of Reporting Person (See Instructions)                                       IN

CUSIP No. 537522 10 4

Item 1.

Name of Issuer

1(a).

Little Squaw Gold Mining Company

Item

Address of Issuer's Principal Executive Offices

1(b).

3412 S. Lincoln Dr.

Spokane, WA  99203-1650

Item 2.

(a). – (c). Name, Principal Business Address and Citizenship of Person Filing

Wilber G. Hallauer

406 Eastlake Road

Oroville, WA 98844

Citizenship:  United States of America

Item

Title of Class of Securities

2(d).

Common Stock

Item

CUSIP Number

2(e).

537522 10 4

Item:

If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check 3.  whether the person filing is a:

(a) [     ]

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [     ]

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [     ]

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [     ]

Investment company registered under section 8 of the Investment  Company Act of 1940 (15 U.S.C 80a-8).

(e) [     ]

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E); An employee benefit plan or endowment fund in accordance with §240.13d-1 (b)(1)(ii)(F);

 (g) [    ]

A parent holding company or control person in accordance with §

240.13d-1 (b)(1)(ii)(G);

(h) [     ]

A savings associations as defined in Section 3(b) of the Federal Deposit

Insurance Act (12 U.S.C. 1813);

(i) [      ]

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of  1940 (15 U.S.C. 80a

3);

(j) [      ]

Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4.

Ownership.

The information in Items 1 and 5 through 11 on the cover page (page 2) is hereby incorporated by reference.  Percentage ownership is based on 12,498,636 common shares outstanding at February 3, 2004.  The reporting person owns 1,500,000 shares of common stock of the issuer and has both sole power to vote and to dispose of or direct the disposition of those shares.

Item  5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item  6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item  7.

Identification and Classification of the Subsidiary Which Acquired the  Security Being Reported on By

the Parent Holding Company or Control Person.

Not applicable

Item  8.

Identification and Classification of Members of the Group

Not applicable

Item 9.

Notice of Dissolution of Group

Not applicable

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2004

Date

/s/    Wilbur G. Hallauer

Signature

Wilbur G. Hallauer

Name/Title